UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at December 8, 2009

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ronald W. Thiessen
President & CEO

Date: December 9, 2009

Print the name and title of the signing officer under his signature

  Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.amarcresources.com

AMARC MAKES IMPORTANT NEW GOLD DISCOVERY
IN SOUTH-CENTRAL BRITISH COLUMBIA

December 8, 2009, Vancouver, BC - Amarc Resources Ltd. ("Amarc" or the "Company") (TSX-V: AHR, OTCBB: AXREF) announces a significant new gold discovery at its Newton Project located within the Chilcotin region of south-central British Columbia (BC). Assay results from the first seven holes of an initial 14-hole diamond drill program have been received and they host significant concentrations of bulk tonnage-style gold, silver, copper and zinc. These results indicate that the Newton property may host both a previously unrecognized gold district and a new deposit type in BC. The remaining seven holes drilled in the initial program are in for assay and results will be reported when they are received.

"Through careful examination of historical drill core and remodelling of both existing geological data and information received from the recent drill campaign, Amarc's technical team has made an important new gold discovery in the province of British Columbia," said Amarc Chairman Bob Dickinson. "The grade and continuity of mineralization as it is known today indicates that Newton represents a major gold mineralized system that could host an important open-pit style deposit. Dickinson said, "Amarc is planning an expanded drill program at Newton to begin as early as possible in 2010, with the goal of delineating Newton's bulk tonnage-style gold mineralization".

Historical drilling at the Newton property tested for porphyry-style copper mineralization with low grade copper results. However, Amarc's examination of the historical drill core and gold analyses revealed an extensive area characterized by geologically significant concentrations of gold with anomalous silver, copper and zinc. In addition, four historical drill holes (06-12, 06-03, 92-04 and 06-11) positioned on the easternmost side of all the historical drilling, intercepted 105 metres of 1.15 g/t gold (including 41 metres at 2.49 g/t gold), 95 metres of 0.52 g/t gold, 60 metres of 0.69 g/t gold and 46 metres of 0.54 g/t gold, respectively (see maps at www.amarcresources.com). These historical holes indicated a compelling drill target; an open ended, large-scale gold system.

Significant assay intervals from Amarc's first seven drill holes, representing continuous intersections of bulk tonnage-style, gold, silver, copper and zinc mineralization, are listed in the Table of Assay Results below.

AMARC RESOURCES LIMITED - NEWTON PROJECT
TABLE OF ASSAY RESULTS

Drill Hole ID	Incl.	Hole Dip (degrees)	Hole Direction (degrees)	From (m)	To (m)	Int. (m)	Int. (ft)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	AuEQ[1] (g/t)
9001		-45	90	3.0	39.0	36.0	118	0.60	0.9	0.01	0.00	0.63
9001		-45	90	228.0	297.0	69.0	226	1.41	10.9	0.12	0.05	1.85
9001	incl.	-45	90	233.1	234.0	0.9	3	11.19	22.2	0.21	0.87	12.49
9001	incl.	-45	90	252.8	297.0	44.2	145	1.74	15.9	0.17	0.02	2.34
9001		-45	90	441.0	477.0	36.0	118	0.34	0.6	0.03	0.01	0.42
9002		-90	0	222.0	255.2	33.2	109	0.96	2.8	0.07	0.01	1.16
9002	incl.	-90	0	234.0	252.0	18.0	59	1.10	3.3	0.09	0.01	1.33
9003		-90	0	3.0	224.5	221.5	727	0.60	5.6	0.07	0.08	0.87
9003	incl.	-90	0	18.0	39.0	21.0	69	0.71	2.3	0.01	0.00	0.77
9003	incl.	-90	0	96.0	224.5	128.5	421	0.84	8.9	0.10	0.13	1.26
9003	and	-90	0	156.0	198.0	42.0	138	1.25	16.8	0.20	0.11	1.98
9004		-90	0	6.0	195.0	189.0	620	1.56	7.9	0.08	0.17	1.95
9004	incl.	-90	0	54.0	195.0	141.0	463	2.01	10.0	0.10	0.22	2.49
9004	and	-90	0	96.0	195.0	99.0	325	2.76	12.2	0.12	0.26	3.36
9004	and	-90	0	126.0	195.0	69.0	226	3.79	9.1	0.08	0.30	4.26
9004	and	-90	0	129.0	132.0	3.0	10	13.47	14.4	0.17	0.12	14.10
9004	and	-90	0	168.9	195.0	26.1	86	5.54	12.5	0.07	0.31	6.08
9005		-90	0	12.0	27.0	15.0	49	0.32	1.4	0.04	0.02	0.43
9005		-90	0	41.0	54.0	13.0	43	0.44	4.4	0.06	0.30	0.81
9005		-90	0	76.0	163.2	87.2	286	0.50	7.1	0.03	0.55	1.01
9005	incl.	-90	0	88.0	89.0	1.0	3	16.56	221.6	0.30	2.55	22.38
9005		-90	0	279.0	303.0	24.0	79	0.34	0.8	0.07	0.01	0.48
9006		-90	0	9.0	306.5	297.5	976	0.26	2.3	0.03	0.13	0.44
9006	incl.	-90	0	78.0	192.2	114.2	375	0.32	3.7	0.03	0.25	0.60
9006	incl.	-90	0	264.0	306.5	42.5	139	0.43	0.6	0.05	0.01	0.53
9007		-90	0	48.0	252.0	204.0	669	0.33	4.5	0.05	0.11	0.57
9007	incl.	-90	0	48.0	66.0	18.0	59	0.49	1.9	0.04	0.02	0.60
9007	incl.	-90	0	135.0	216.0	81.0	266	0.46	8.0	0.07	0.20	0.85
9007	and	-90	0	183.0	216.0	33.0	108	0.62	13.4	0.12	0.16	1.17

1. Gold equivalent calculations use metal prices of Au US$900/oz, Ag US$15/oz, Cu US$2.50/lb and Zn US$0.80/lb
Metallurgical recoveries and net smelter returns are assumed to be 100%
AuEQ = (Au g/t) + (Ag g/t x 0.482/28.94) + (Cu % x 55.12/28.94) + (Zn % x 17.64/28.94)

The most intensively developed mineralization at Newton is associated with disseminated sulphides that appear to be preferentially localized within pervasively altered volcaniclastic and epiclastic rock units. These host rocks are characterized by both a high primary permeability and an anticipated wide geographical distribution - features that are representative of a permissive environment for development of bulk tonnage-style mineralization. Additional drilling is required to confirm the dimensions and orientation of the mineralization. Amarc's drilling and field work program, indicate that Newton may represent a gold deposit transitional between a typical copper-gold porphyry and an epithermal-type gold deposit - a new gold deposit type for BC.

The Newton Property is located within south-central BC's Chilcotin Plateau, approximately 110 kilometers southwest of the City of Williams Lake, a full service regional centre, and 250 kilometers northeast of Vancouver (see maps at www.amarcresources.com). Two road routes provide year-round access to the project site, which lies just 55 kilometers from BC Hydro transmission lines and the provincial highway system (Hwy 20). Amarc (80%) and its joint venture partner High Ridge Resources Inc. (20%) hold a comprehensive land position surrounding the Newton deposit, comprising approximately 230 square kilometers of mineral claims (as announced in news release dated September 22, 2009).

The Chilcotin region of BC is characterized by low-lying and gently rolling hills and is well served by existing transportation and power infrastructure, supporting a number of operating mines and late-stage development projects. These include the Gibraltar copper-molybdenum mine (Proven and Probable Reserves of 472 million tonnes grading 0.315 % copper and 0.008 % molybdenum, Taseko Mines Limited) that has been in operation since 1973, the Mount Polley copper-gold mine (Proven and Probable Reserves of 46.2 million tonnes grading
0.34% copper, 0.29 g/t gold and 0.95 g/t Ag, Imperial Metals Corporation) that commenced production in 2008. Together with late-stage development projects - notably the Prosperity gold-copper project (Proven and Probable Reserves of 487 million tonnes grading 0.43 g/t gold and 0.22 % copper, Taseko Mines Limited), which expects to receive final development permits in 2010 - the mining industry supports a significant regional workforce and supply and service sector.

Investment in mineral development enjoys broad public support in Williams Lake and surrounding communities, particularly given the downturn in the forest industry and the impacts of pine beetle infestation on Chilcotin forests. Provincial support for responsible mineral development is manifest in excellent road and rail infrastructure, the provision of hydroelectric power at preferable industrial rates and the Mineral Exploration Tax Credit (METC) program introduced in 1998. Under the METC initiative, Amarc may recoup up to 30% of its exploration expenditures in areas affected by mountain pine beetle infestation.

Amarc Resources Ltd. is a Vancouver-based exploration and development company focused on developing the next major mineral deposit in British Columbia. Amarc is affiliated with the Hunter Dickinson group, a private company associated with a series of successful mineral exploration and development projects in BC - including Golden Bear, Mt. Milligan, Kemess, Gibraltar and Prosperity.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the content of this release. For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ronald W. Thiessen
President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty and political and economic instability, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.